EXHIBIT 10.1

SETTLEMENT AGREEMENT

1.   This Settlement Agreement (the "Agreement") is made by and between Paul Davis Automation, Inc. ("PDA") and Scientific Technologies, Inc. ("STI"), collectively referred to as the "Parties."

2.   This Agreement is made as a compromise among the Parties for the complete and final settlement of their claims, disputes and differences, whether asserted in the action brought by PDA against STI and styled *Paul Davis Automation, Inc. v. Scientific Technologies, Inc.*, United States District Court, Eastern Division, Case No. 1:03 CV 1292 (the "Lawsuit") or not. The Parties have entered into this Agreement, among other reasons, to avoid the further expense, inconvenience and burden of protracted litigation and to completely and finally settle their claims, disputes and differences, as set forth herein.

3.   This Agreement, and any and all negotiations, documents and discussions associated with it, shall not in any event be construed or be deemed to be an admission of any liability or wrongdoing on the part of either Party.

4.   The Parties agree that the terms and conditions of this Agreement bind the Parties hereto, their assigns, successors in interest, directors, officers, employees, executors, administrators, estates, and heirs.

5.   This Agreement contains the entire agreement between the Parties with regard to the matters set forth herein.   There are no other representations, understandings, promises   or agreements, whether verbal or otherwise, in relation thereto, between the Parties, except as are expressly set forth herein.

6.   No later than 5:00 p.m. on February 15, 2005 and no earlier than noon on February 1, 2005, STI shall deliver to counsel for PDA, Wilsman & Schoonover, LLC at the address set forth in the pleadings of the Lawsuit, a certified or cashier's check in the amount of $600,000.00, made out to Wilsman & Schoonover, LLC, attorneys for PDA, for deposit into its IOLTA account, or shall wire transfer $600,000.00 into the IOLTA account of Wilsman & Schoonover, LLC pursuant to instructions from Wilsman & Schoonover, LLC.

7.   STI, on behalf of itself and any respective predecessors, successors, assigns, directors, officers, employees, agents and representatives (the "STI Releasing Parties") hereby releases and unconditionally discharges PDA, together with PDA's respective predecessors, successors and assigns, directors, officers, employees, agents and representatives (the "PDA Released Parties), from any and all such claims, demands, suits, causes of actions, rights, debts, liabilities, assessments, obligations or damages, of any kind that were or could have been raised in the Lawsuit, whether such claim, demand, suit, cause of action, right, debt, liability, assessment, obligation or damage, was known or unknown to any or all of the STI Releasing Parties on or before the date of the execution of this Agreement, was asserted or not asserted by any or all of the STI Releasing Parties against any or all of the PDA Released Parties on or before the date of the execution of this Agreement, was threatened to be asserted or not by any or all of STI Releasing

Parties against any or all of the PDA Released Parties on or before the date of the execution of this Agreement, or was matured, contingent or otherwise on or before the date of the execution of this Agreement.

8.   PDA, on behalf of itself and any respective predecessors, successors, assigns, directors, officers, employees, agents and representatives (the "PDA Releasing Parties") hereby releases and unconditionally discharges STI, together with STI's respective predecessors, successors and assigns, directors, officers, employees, agents and representatives (the "STI Released Parties), from any and all such claims, demands, suits, causes of actions, rights, debts, liabilities, assessments, obligations or damages, of any kind that were or could have been raised in the Lawsuit, whether such claim, demand, suit, cause of action, right, debt, liability, assessment, obligation or damage, was known or unknown to any or all of the PDA Releasing Parties on or before the date of the execution of this Agreement, was asserted or not asserted by any or all of the PDA Releasing Parties against any or all of the STI Released Parties on or before the date of the execution of this Agreement, was threatened to be asserted or not by any or all of PDA Releasing Parties against any or all of the STI Released Parties on or before the date of the execution of this Agreement, or was matured, contingent or otherwise on or before the date of the execution of this Agreement.

9.   Notwithstanding the releases contained in Sections 7 and 8 of this Agreement, the Parties shall retain the right to bring actions or requests for relief against each other that relate to any breach of this Agreement or to enforce the terms and conditions of this Agreement.

10.   This Agreement will be governed by, and construed and enforced under, the laws of the State of Ohio. The Parties agree that Judge Patricia Gaughan, the presiding judge in the Lawsuit, shall retain jurisdiction over this Agreement. Any disputes among the Parties relating to this Agreement shall be brought in the United States District Court, Eastern Division (to be heard by Judge Gaughan, if feasible, with the opposing party agreeing not to object to the Court's jurisdiction of this matter or its assignment to Judge Gaughan).

11.   This Agreement is the result of negotiations between equally situated Parties who have the ability to advance and protect their respective legal and other interests, and each of the Parties have had a full and complete opportunity to review, analyze, evaluate, negotiate, edit and draft the terms and conditions of this Agreement. Accordingly, this Agreement shall not be strictly construed or enforced against any Party, and any ambiguity in any term or condition contained in this Agreement shall not be interpreted in favor of one Party and against another Party, based upon any rule of construction whose premise is draftsmanship of this Agreement or upon the relative bargaining position of the Parties.

12.   No amendment, modification or waiver of this Agreement, or any of its terms or conditions, shall be binding unless executed in writing and signed by the Party to be bound thereby. No failure or delay on the part of a Party to exercise any right under this Agreement or to enforce any obligation of the other Party under this Agreement shall operate as a waiver, except as expressly set forth herein, nor shall a single, partial or limited exercise of a right or enforcement of an obligation thereof preclude any other or further exercise of the right or enforcement of the obligation, or of the exercise of any other right or enforcement of any other obligation.

13.   This Agreement may be executed in multiple counterparts, each of which shall constitute an original, and all of which shall constitute one single document. Facsimile signatures are permitted, and such signatures shall be treated as original signatures for any and all purposes.

14.   Each Party represents and warrants for itself that: (a) it and the person signing for such Party has the authority to enter into this Agreement (b) it has read this Agreement; (c) it understands all of its terms and conditions (both individually and taken as a whole); and (d) it has executed this Agreement voluntarily, knowingly, and without duress or coercion.

PAUL DAVIS AUTOMATION, INC.

  /s/ Paul Davis   1/21/2005
By: Paul Davis   Date
Title: President

SCIENTIFIC TECHNOLOGIES, INC.

  /s/ Joseph J. Lazzara   1/20/2005
By: Joseph J. Lazzara   Date
Title: President